DAIWA

台和商事控股有限公司

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



DNV
UKAS
QUALITY MANAGEMENT
013

RECEIVED
2005 MAY 19 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY REGISTERED AIR-MAIL

Exemption No. 82-4402



05008191

3 May 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

SUPPL
PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Dear Sir/Madam

Daiwa Associate Holdings Ltd
Company Press Announcement for the period from November 2004 to April 2005 in Hong Kong
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934 and for your record.

The Company's Announcement related to various events happened during the period from November to April 2005 and have been published in (in the English version) the *China Daily*, and (in the Chinese version) the *Hong Kong Economic Times.*

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

Should you have any enquiries, please feel free to contact me by phone (852) 2329 2922 or by email mary-leung@daiwahk.com.

Yours truly
On behalf of the Board
Daiwa Associate Holdings Limited

Mary Leung
Company Secretary
Enc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2005 MAY 19 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 1037)

Financial Adviser to Daiwa Associate Holdings Limited



ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE AND WHITEWASH WAIVER

As stated in the results announcement of the Company dated 16 December 2004, the Board recommended an Interim Dividend of HK$0.01 per Share for the six months ended 30 September 2004 to be paid in cash with the Warrant Alternative, under which Shareholders can elect to receive part or all of their dividend entitlements in form of Warrants on the basis of one Warrant for every five Shares held. Each Warrant will entitle the holder thereof to subscribe in cash for one Share at an initial subscription price of HK$0.50, subject to adjustment, at any time during a three-year period which is expected to commence on Friday, 25 February 2005 and end on Sunday, 24 February 2008 (both days inclusive).

A maximum of 52,936,533 Warrants would be issued should all Shareholders elect to receive Warrants instead of the cash dividend. Full exercise of the Subscription Rights attaching to the 52,936,533 Warrants at the initial subscription price of HK$0.50 per Share would result in the issue of a total of 52,936,533 new Shares, representing approximately 20.00% of the issued share capital of the Company as at the date of this announcement and approximately 16.67% of the enlarged issued share capital of the Company after the issue of such new Shares, and would raise a total proceeds of approximately HK$26,468,000 before expenses.

The issue of the Warrants and the underlying new Shares which will be issued by the Company upon the exercise of the Subscription Rights will be made subject to shareholders' approval at the SGM pursuant to Rule 15.02 and Rule 13.36(1) of the Listing Rules.

Mr. Lau and parties acting in concert with him intend to elect to receive Warrants for all of their dividend entitlements.

An application will be made by Mr. Lau to the Executive for the Whitewash Waiver pursuant to Note 1 to Notes on dispensations from Rule 26 of the Takeovers Code in connection with the exercise of the Subscription Rights by himself or any of his concert parties. In the absence of the Whitewash Waiver, the Company will not proceed with the Warrant Alternative and all Shareholders will receive the Interim Dividend in cash.

GENERAL

The Warrants are freely transferable but will not be listed on the Stock Exchange or any other stock exchange. No application will be made to the Stock Exchange for the listing of, and the permission to deal in the Warrants on the Stock Exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in the new Shares falling to be issued upon exercise of the Subscription Rights.

An independent board committee will be formed to advise the Independent Shareholders in relation to the Whitewash Waiver. An independent financial adviser will be appointed to advise the independent board committee and the Independent Shareholders in this regard. An announcement will be made in respect of the appointment as soon as practicable after it is made.

A circular on Warrant Alternative and the Whitewash Waiver, a letter from the independent board committee, a letter from the independent financial adviser setting out its advice in relation to the Whitewash Waiver together with a notice of the SGM, will be despatched to the Shareholders in accordance with the requirements set out in the Listing Rules and Takeovers Code.

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE

As stated in the results announcement of the Company dated 16 December 2004, the Board recommended an Interim Dividend of HK$0.01 per Share for the six months ended 30 September 2004 to be paid in cash with the Warrant Alternative, under which Shareholders can elect to receive part or all of their dividend entitlements in form of Warrants on the basis of one Warrant for every five Shares held.

SUBSCRIPTION PRICE AND SUBSCRIPTION PERIOD

The Warrants will be issued in registered form at an issue price of HK$0.05 per Warrant and each Warrant will entitle the holder thereof to subscribe in cash for one Share at an initial subscription of HK$0.50, subject to adjustment, at any time during the three-year period which is expected to commence on Friday, 25 February 2005 and end on Sunday, 24 February 2008 (both days inclusive).

The total of the issue price and the exercise price of HK$0.55 has been arrived at after taking into account, among others, time allowed for exercising the Subscription Rights, the recent share price of the Company and the Interim Dividend of HK$0.01 per Share.

The total of the issue price and the exercise price of HK$0.55 represents a premium of approximately 22.22% to the closing price of HK$0.45 per Share as quoted on the Stock Exchange on 16 December 2004 and a premium of approximately 22.22% to the average closing price of approximately HK$0.45 per Share as quoted on the Stock Exchange for the past ten trading days ended up to and including 16 December 2004.

RIGHTS OF THE OVERSEAS SHAREHOLDERS

As at the date of this announcement, the Company has no Overseas Shareholders. The Directors will make the necessary legal enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange in relation to the offer of the Warrant Alternative to the Overseas Shareholders as and when the Directors are aware of any Overseas Shareholders of the Company. If after such enquiry, the Directors are of the view that the exclusion of such Overseas Shareholder is necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place, the Warrant Alternative will not be available to such Overseas Shareholders and those Overseas Shareholders will only be entitled to receive the Interim Dividend in cash. The Overseas Shareholders will be entitled to vote at the SGM to consider and if, thought fit, pass the resolutions approving, amongst other things, the Warrant Alternative.

SHARES TO BE ISSUED UPON EXERCISE OF THE WARRANTS

On the basis of 264,682,666 Shares in issue as at the date of this announcement, a maximum of 52,936,533 Warrants will be issued. Should all Qualifying Shareholders elect to receive Warrants, full exercise of the Subscription Rights attaching to the 52,936,533 Warrants at the initial subscription price of HK$0.50 per Share would result in the issue of a total of 52,936,533 new Shares, representing approximately 20.00% of the issued share capital of the Company as at the date of this announcement and approximately 16.67% of the enlarged issued share capital of the Company after the issue of such new Shares, and would raise a total proceeds of approximately HK$26,468,000 before expenses.

CONDITIONS TO THE WARRANT ALTERNATIVE

The Warrant Alternative will be conditional upon:

(i) the passing at the SGM (or any adjournment thereof) of the necessary ordinary resolutions by the Shareholders to approve (i) the Warrant Alternative; (ii) the issue of the Warrants; and (iii) the new Shares falling to be issued pursuant to the exercise of the Subscription Rights;

(ii) the passing at the SGM (or any adjournment thereof) of the necessary ordinary resolutions by the Independent Shareholders to approve the Whitewash Waiver;

(iii) the Bermuda Monetary Authority granting permission for the issue and transferability of the Warrants;

(iv) the Executive granting to Mr. Lau the Whitewash Waiver and the satisfaction of any conditions attached to the Whitewash Waiver thereof; and

(v) the Listing Committee of the Stock Exchange granting for the listing of, and permission to deal

Mr. Lau, his associates and parties acting in concert with him will abstain from voting on the resolution in relation to the Whitewash Waiver at the SGM.

An independent board committee will be formed to advise the Independent Shareholders in relation to the Whitewash Waiver. An independent financial adviser will be appointed to advise the independent board committee and the Independent Shareholders in this regard. An announcement will be made in respect of the appointment of the independent financial adviser as soon as practicable after such appointment.

On 24 September 2004, the Company completed a rights issue to finance an overseas acquisition under which Smartco United Limited, a company 89.10% owned by Mr. Lau, acted as the underwriter for the rights issue. The rights issue had resulted in an increase in the aggregate interest of Mr. Lau and parties acting in concert with him in the Company from 24.94% to 47.59%. As a condition to the completion of the rights issue, Mr. Lau sought a whitewash waiver from the Executive waiving the obligation of Mr. Lau and parties acting in concert with him to make a mandatory general offer as a result of the rights issue. Such waiver was granted on 13 August 2004 by the Executive.

Save for the subscription of Shares and the underwriting by Smartco United Limited under the rights issue as mentioned above, (i) none of Mr. Lau, Ms. Chan, Mr. Yuen and parties acting in concert with any of them have dealt in any securities of the Company for the period of six months prior to the date of this announcement; and (ii) the Group had no other capital raising activities during the twelve months period immediately preceding the date of this announcement.

Under the rights issue, 105,873,066 rights shares were allotted and issued at HK$0.45 per rights share on the basis of two rights shares for every three shares held at the time of the rights issue transaction. The net proceeds from the rights issue amounted to HK$47,043,000, of which HK$47,000,000 was used to fund an overseas acquisition and the balance for general working capital of the Company. Details of the rights issue and the overseas acquisition are disclosed in the circular of the Company dated 5 August 2004. Save for the rights issue, the Company has no capital raising activities during the past twelve-month period immediately preceding the date of this announcement.

CERTIFICATES OF THE WARRANTS

Subject to fulfilment of the conditions of the Warrant Alternative, the Warrant certificates are expected to be posted on or before Wednesday, 23 February 2005 to those entitled thereto at their own risks.

GENERAL

Qualifying Shareholders who wish to receive the Interim Dividend in the form of Warrants, or partly in cash and partly Warrants are required to complete the Form of Election and return to the share registrars of the Company, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00p.m. on Wednesday, 16 February 2005.

The Warrants are freely transferable but will not be listed on the Stock Exchange or any other stock exchange. No application will be made to the Stock Exchange for the listing of, and the permission to deal in the Warrants on the Stock Exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in the new Shares falling to be issued upon exercise of the Subscription Rights.

The new Shares falling to be issued upon exercise of the Subscription Rights will rank pari passu in all respects with the then existing issued Shares.

As at the date of this announcement, the Company has no outstanding options, warrants, derivatives or other securities that are convertible into Shares.

A circular on the Warrant Alternative and the Whitewash Waiver, a letter from the independent board committee, a letter from the independent financial adviser setting out its advice in relation to the Whitewash Waiver together with a notice of the SGM, will be despatched to the Shareholders in accordance with the requirements set out in the Listing Rules and Takeovers Code.

DEFINITIONS:

"Board" the board of Directors

restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place, the Warrant Alternative will not be available to such Overseas Shareholders and those Overseas Shareholders will only be entitled to receive the Interim Dividend in cash. The Overseas Shareholders will be entitled to vote at the SGM to consider and if, thought fit, pass the resolutions approving, amongst other things, the Warrant Alternative.

SHARES TO BE ISSUED UPON EXERCISE OF THE WARRANTS

On the basis of 264,682,666 Shares in issue as at the date of this announcement, a maximum of 52,936,533 Warrants will be issued. Should all Qualifying Shareholders elect to receive Warrants, full exercise of the Subscription Rights attaching to the 52,936,533 Warrants at the initial subscription price of HK$0.50 per Share would result in the issue of a total of 52,936,533 new Shares, representing approximately 20.00% of the issued share capital of the Company as at the date of this announcement and approximately 16.67% of the enlarged issued share capital of the Company after the issue of such new Shares, and would raise a total proceeds of approximately HK$26,468,000 before expenses.

CONDITIONS TO THE WARRANT ALTERNATIVE

The Warrant Alternative will be conditional upon:

(i) the passing at the SGM (or any adjournment thereof) of the necessary ordinary resolutions by the Shareholders to approve (i) the Warrant Alternative; (ii) the issue of the Warrants; and (iii) the new Shares falling to be issued pursuant to the exercise of the Subscription Rights;

(ii) the passing at the SGM (or any adjournment thereof) of the necessary ordinary resolutions by the Independent Shareholders to approve the Whitewash Waiver;

(iii) the Bermuda Monetary Authority granting permission for the issue and transferability of the Warrants;

(iv) the Executive granting to Mr. Lau the Whitewash Waiver and the satisfaction of any conditions attached to the Whitewash Waiver thereof; and

(v) the Listing Committee of the Stock Exchange granting for the listing of, and permission to deal in the new Shares falling to be issued upon exercise of the Subscription Rights.

None of the above conditions can be waived. Hence, if the Whitewash Waiver is not granted by the Executive and any of the above conditions is not fulfilled, the Warrant Alternative will not proceed and all Shareholders will receive the Interim Dividend in cash. In the absence of the Warrant Alternative, total cash dividend to be payable to the Shareholders will be approximately HK$2,647,000, which will be funded by internal resources of the Company.

INFORMATION ON THE GROUP AND REASONS FOR THE WARRANT ALTERNATIVE

The Company is an investment holding company and its subsidiaries are principally engaged in (i) the design, development, manufacture and distribution of electronic components and electronic manufacturing services in Hong Kong and the PRC; and (ii) the sale and distribution of computer goods and electronic products in Canada.

The Directors consider that the Warrant Alternative will provide the Qualifying Shareholders with an opportunity to either receive immediate cash dividend or to participate in the longer term growth of the Company via the subscription of the Warrants. The Warrant Alternative will also conserve working capital by reducing the immediate cash outlay required for dividends, strengthen the equity base of the Company and provide future working capital if and when the Subscription Rights under the Warrant Alternative are exercised.

The Company intends to apply any subscription moneys received as and when the Subscription Rights are exercised towards the general working capital of the Group or for such other purposes as the Directors deem necessary, taking into consideration the requirements of the Company prevailing at the relevant time. Such other purposes may include future development and expansion of the business of the Group, as and when opportunities arise in the future that are consistent with growth plans of the Group, and depending on the amount of subscription moneys the Company may receive as a result of the exercise of Subscription Rights at the relevant time. As at the date of this announcement, there are no specific plans with respect to any such development or expansion.

EXPECTED TIMETABLE

The expected timetable for implementing the Warrant Alternative is set forth below:

	2005
Despatch of the circular in relation to the Warrant Alternative	Thursday, 6 January
Last day of dealings in Shares on a cum entitlement to the Interim Dividend	Friday, 14 January
First day of dealings in Shares on a ex-entitlement to the Interim Dividend	Monday, 17 January
Latest time for lodging transfers of Shares in order to qualify for the Interim Dividend	4:30 p.m. on Tuesday, 18 January
Register of members closes (both dates inclusive)	Wednesday, 19 January to Tuesday, 25 January
Latest time for lodging forms of proxy for the SGM	10:00 a.m. on Sunday, 24 January
Record Date for entitlement of the Interim Dividend	Tuesday, 25 January
SGM	10:00 a.m. on Tuesday, 25 January
Despatch of the Form of Election	Tuesday, 25 January
Announcement of results of the SGM	Wednesday, 26 January
Register of members re-opens	Wednesday, 26 January
Latest time for return of Form of Election by Shareholders	4:00 p.m. on Wednesday, 16 February
Despatch of Warrants certificates and cheques for cash dividends	Wednesday, 23 February

TAKEOVERS CODE IMPLICATIONS AND WHITEWASH WAIVER

Mr. Lau and parties acting in concert with him, namely Ms. Chan and Mr. Yuen, are in aggregate as at the date of this announcement interested in 125,948,060 Shares, representing approximately 47.59% of the total issued share capital of the Company and comprising the following:

(i) 112,828,062 Shares held by Mr. Lau and Ms. Chan; and

(ii) 13,119,998 Shares held by Mr. Yuen.

Mr. Lau and parties acting in concert with him are entitled to receive 25,189,612 Warrants based on an aggregate of 125,948,060 Shares held by them as at the date of this announcement. Mr. Lau and parties acting in concert with him intend to elect to receive the Interim Dividend in form of the Warrants. Assuming there are no further issue or repurchases of Shares by the Company from the date of this announcement other than in relation to the exercise of the Subscription Rights as provided below in the event that:

(i) all shareholders elect to receive the Warrants and the Subscription Rights are exercised in full by all the Shareholders, the collective holding of Mr. Lau and the parties acting in concert with him in the voting rights of the Company would remain the same as their collective holding immediately prior to the Warrant Alternative; and

(ii) only Mr. Lau and parties acting in concert with him elect to receive the Warrants and Mr. Lau and parties acting in concert with him exercise in the full the Subscription Rights held by them, the collective holding of Mr. Lau and parties acting in concert with him in the voting rights of the Company would increase from approximately 47.59% immediately prior to the exercise of such Subscription Rights to approximately 52.14% immediately after the exercise of such Subscription Rights.

Under Rule 26 of the Takeovers Code, the exercise in full of the Subscription Rights by Mr. Lau, either alone or together with parties acting in concert with him, may trigger a mandatory general offer to be made by Mr. Lau for all the Shares in issue other than those already owned or agreed to be acquired by Mr. Lau and/or parties acting in concert with him.

An application will be made by Mr. Lau to the Executive for the Whitewash Waiver in connection with the exercise by any of them the Subscription Rights pursuant to Note 1 to Notes on dispensations

CERTIFICATES OF THE WARRANTS

Subject to fulfilment of the conditions of the Warrant Alternative, the Warrant certificates are expected to be posted on or before Wednesday, 23 February 2005 to those entitled thereto at their own risks.

GENERAL

Qualifying Shareholders who wish to receive the Interim Dividend in the form of Warrants, or partly in cash and partly Warrants are required to complete the Form of Election and return to the share registrars of the Company, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00p.m. on Wednesday, 16 February 2005.

The Warrants are freely transferable but will not be listed on the Stock Exchange or any other stock exchange. No application will be made to the Stock Exchange for the listing of, and the permission to deal in, the Warrants on the Stock Exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in the new Shares falling to be issued upon exercise of the Subscription Rights.

The new Shares falling to be issued upon exercise of the Subscription Rights will rank pari passu in all respects with the then existing issued Shares.

As at the date of this announcement, the Company has no outstanding options, warrants, derivatives or other securities that are convertible into Shares.

A circular on the Warrant Alternative and the Whitewash Waiver, a letter from the independent board committee, a letter from the independent financial adviser setting out its advice in relation to the Whitewash Waiver together with a notice of the SGM, will be despatched to the Shareholders in accordance with the requirements set out in the Listing Rules and Takeovers Code.

DEFINITIONS:

"Board"	the board of Directors
"Business Day"	any day (other than Saturday) on which banks are generally open for business in Hong Kong
"Company"	Daiwa Associate Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s), including independent non-executive director(s), of the Company
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director
"Form of Election"	the form of election to be sent to the Qualifying Shareholders for their use to elect to receive Warrant in lieu of cash for the Interim Dividend under the Warrant Alternative
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Group"	the Company and its subsidiaries
"Independent Shareholders"	Shareholders who are not involved or interested in matters relating to the Warrants, being Shareholders other than Mr. Lau, Ms. Chan, and Mr. Yuen and parties acting in concert with any of them
"Interim Dividend"	an interim dividend of HK$0.01 per Share for the six months ended 30 September 2004
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Lau"	Mr. Lau Tak Wan, an executive Director and a Shareholder who, together with Ms. Chan, are beneficially interested in 112,828,062 Shares representing approximately 42.63% of the existing issued share capital of the Company as at the date of this announcement
"Mr. Yuen"	Mr. Yuen Che Bun, a Shareholder who is beneficially interested in 13,119,998 Shares, representing approximately 4.96% of the existing issued share capital of the Company as at the date of this announcement
"Ms. Chan	Ms. Chan Yuen Mei, Pinky, an executive Director and a Shareholder who, together with Mr. Lau, are beneficially interested in 112,828,062 Shares representing approximately 42.63% of the existing issued share capital of the Company as at the date of this announcement. Ms. Chan is Mr. Lau's spouse
"Overseas Shareholders"	those Shareholders whose addresses (as shown on the branch register of members of the Company in Hong Kong at the close of business on the Record Date) are outside Hong Kong
"Qualifying Shareholders"	the Shareholders on the branch register of members of the Company in Hong Kong at the close of business on the Record Date, other than the Overseas Shareholders where, if the Directors are of the view that, after the necessary legal enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange, in relation to the offer of the Warrant Alternative to the Overseas Shareholders, an exclusion of such Oversea Shareholder is necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Record Date"	the record date for the purpose of ascertaining the entitlements of Shareholders to the Warrant Alternative
"SFC"	the Securities and Futures Commission in Hong Kong
"SGM"	the special general meeting of the Company to be held for the purpose of approving, inter alia, the Warrant Alternative and the Whitewash Waiver
"Share(s)"	ordinary share(s) of par value of HK$0.10 each in the capital of the Company
"Shareholder(s)"	the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Right(s)"	the subscription right(s) attaching to the Warrant(s)
"Takeovers Code"	the Hong Kong Code of Takeovers and Mergers
"Warrant(s)"	the warrant(s) to be issued by the Company, in unit(s) of HK$0.50 of subscription rights, to subscribe for new Shares at the initial subscription price of HK$0.50 per new Share, subject to adjustment, at any time from Friday, 25 February 2005 to and including Sunday, 24 February 2008 under the Warrant Alternative
"Warrant Alternative"	the option under which Qualifying Shareholders are entitled to elect to receive Warrants in lieu of cash as Interim Dividend
"Whitewash Waiver"	a waiver by the Executive pursuant to Note 1 to Notes on dispensations from Rule 26 of the Takeovers Code in respect of the obligation of Mr. Lau to make a mandatory general offer for all the Shares of the Company not already owned by him and parties acting in concert with him which would otherwise arise as a result of the exercise of the Subscription Rights attaching to any Warrants held by such parties
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

By order of the Board
Lau Tak Wan
President

Hong Kong, 16 December 2004

The Directors jointly and severally accept fully responsibility for the accuracy of the information

中国日报 香港版
CHINA DAILY Hong Kong Edition
ANNOUNCEMENT 7
THURSDAY JANUARY 6 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

DESPATCH OF CIRCULAR IN RESPECT OF THE INTERIM DIVIDEND WITH WARRANT ALTERNATIVE AND WHITEWASH WAIVER

Financial adviser to Daiwa Associate Holdings Limited


ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

The Circular of the Company containing, amongst other things, (i) details of the Warrant Alternative and the Whitewash Waiver; (ii) a letter from the independent board committee of the Company; (iii) a letter from VC Capital Limited, the independent financial adviser to the independent board committee of the Company and the Independent Shareholders; and (iv) a notice convening the SGM, will be despatched to the Shareholders on 6 January 2005.

The Warrant Alternative is subject to conditions being fulfilled. Accordingly, the Warrant Alternative may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

Reference is made to the announcement of the Company dated 16 December 2004 (the "Announcement"). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

DESPATCH OF THE CIRCULAR

A circular of the Company (the "Circular") contains, amongst other things, (i) details of the Warrant Alternative and the Whitewash Waiver; (ii) a letter from the independent board committee of the Company; (iii) a letter from VC Capital Limited, the independent financial adviser to the independent board committee of the Company and the Independent Shareholders; and (v) a notice convening the SGM to be held at 10:00 a.m. on Tuesday, 25 January 2005, together with the proxy form for the SGM will be despatched to the Shareholders on 6 January 2005.

A copy of the Circular has been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Company Ordinance of Hong Kong. A copy of the Circular will be filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda (as amended) as soon as practicable.

Shareholders should read the Circular carefully and in particular the letter of advice from VC Capital Limited and the recommendation of the independent board committee of the Company to the Independent Shareholders before voting on the relevant resolutions to be proposed at the SGM.

GENERAL

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors; Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

The Warrant Alternative is subject to conditions being fulfilled. Accordingly, the Warrant Alternative may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

By order of the Board
Lau Tak Wan
President

Hong Kong, 5 January 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of Daiwa Associate Holdings Limited will be held at 11th Floor, Block G, East Sun Industrial Centre, 16, Shing Yip Street, Kwun Tong, Kowloon, Hong Kong on Tuesday, 25 January, 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "THAT, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the new ordinary shares of par value of HK$0.10 each (the "Shares") in the capital of Daiwa Associate Holdings Limited (the "Company") which may fall to be issued upon exercise of the subscription rights attaching to the Warrants (as hereinafter defined) and the Securities and Future Commission of Hong Kong granting the whitewash waiver pursuant to Note 1 to the Notes on dispensation from Rule 26 of the Hong Kong Code on Takeovers and Mergers to Mr. Lau Tak Wan ("Mr. Lau"), the controlling shareholder and a director of the Company, in respect of his mandatory obligation to make a general offer for all the Shares not already owned by him and his concert parties arising as a result of Mr. Lau and/ or his concert parties exercising their respective subscription rights under the Warrants, the directors of the Company be and are hereby

2. THAT the waiver pursuant to Note 1 on the Notes dispensation of Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") waiving any obligation on the part of Mr. Lau Tak Wan, the controlling shareholder and director of the Company, to make a mandatory general offer for all the issued shares in the capital of the Company not already owned by him or parties acting in concert with him which would otherwise arise under Rule 26.1 of the Takeovers Code as a result of Mr. Lau Tak Wan and/or his concert parties exercising their respective subscription rights under the Warrants be and is hereby approved."

By order of the Board of
Daiwa Associate Holdings Limited
Lau Tak Wan
President

Hong Kong, 6 January 2005

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

The Circular of the Company containing, amongst other things, (i) details of the Warrant Alternative and the Whitewash Waiver; (ii) a letter from the independent board committee of the Company; (iii) a letter from VC Capital Limited, the independent financial adviser to the independent board committee of the Company and the Independent Shareholders; and (iv) a notice convening the SGM, will be despatched to the Shareholders on 6 January 2005.

The Warrant Alternative is subject to conditions being fulfilled. Accordingly, the Warrant Alternative may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

Reference is made to the announcement of the Company dated 16 December 2004 (the "Announcement"). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Announcement.

DESPATCH OF THE CIRCULAR

A circular of the Company (the "Circular") contains, amongst other things; (i) details of the Warrant Alternative and the Whitewash Waiver; (ii) a letter from the independent board committee of the Company; (iii) a letter from VC Capital Limited, the independent financial adviser to the independent board committee of the Company and the Independent Shareholders; and (v) a notice convening the SGM to be held at 10:00 a.m. on Tuesday, 25 January 2005, together with the proxy form for the SGM will be despatched to the Shareholders on 6 January 2005.

A copy of the Circular has been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Company Ordinance of Hong Kong. A copy of the Circular will be filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda (as amended) as soon as practicable.

Shareholders should read the Circular carefully and in particular the letter of advice from VC Capital Limited and the recommendation of the independent board committee of the Company to the Independent Shareholders before voting on the relevant resolutions to be proposed at the SGM.

GENERAL

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors, Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

The Warrant Alternative is subject to conditions being fulfilled. Accordingly, the Warrant Alternative may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

By order of the Board
Lau Tak Wan
President

Hong Kong, 5 January 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting ("SGM") of Daiwa Associate Holdings Limited will be held at 11th Floor, Block G, East Sun Industrial Centre, 16, Shing Yip Street, Kwun Tong, Kowloon, Hong Kong on Tuesday, 25 January, 2005 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "THAT, subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the new ordinary shares of par value of HK$0.10 each (the "Shares") in the capital of Daiwa Associate Holdings Limited (the "Company") which may fall to be issued upon exercise of the subscription rights attaching to the Warrants (as hereinafter defined) and the Securities and Future Commission of Hong Kong granting the whitewash waiver pursuant to Note 1 to the Notes on dispensation from Rule 26 of the Hong Kong Code on Takeovers and Mergers to Mr. Lau Tak Wan ("Mr. Lau"), the controlling shareholder and a director of the Company, in respect of his mandatory obligation to make a general offer for all the Shares not already owned by him and his concert parties arising as a result of Mr. Lau and/ or his concert parties exercising their respective subscription rights under the Warrants, the directors of the Company be and are hereby authorised:

   (a) to create and issue warrants ("Warrants") carrying aggregate subscription rights of up to HK$26,468,266.50 which shall be in registered form and shall be exercisable at any time from 25 February 2005 to 24 February 2008 (both dates inclusive), carrying rights to subscribe at an initial subscription price of HK$0.50 per Share, subject to adjustments, for new Shares on the terms and conditions set out in the warrant instrument (a copy of a draft of which marked "A" is produced to this meeting and signed for the purpose of identification by the Chairman of this meeting) and to issue the same as an alternative to the recommended interim dividend of HK$0.01 per Share for the six months ended 30 September 2004 to be paid by the Company in cash to holders of its Shares (the "Shareholders") at the close of business on 25 January 2005 ("Record Date"), on the basis of one Warrant for every five Shares held (i.e. at an issue price of HK$0.05 per Warrant) and upon the terms and conditions as set out in the circular of the Company dated 6 January 2005 (a copy of which marked "B" is produced to this meeting and signed for the purpose of identification by the Chairman of this meeting) provided that in the case of persons whose registered addresses, as shown in the Company's register of members at the close of business on the Record Date, are outside the Hong Kong Special Administrative Region of the People's Republic of China and the directors of the Company are of the view that the exclusion of such persons is necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place in relation to the issue of the Warrants, the Warrants will not be made available to those persons and those persons will only be entitled to receive the recommended interim dividend for the six months ended 30 September 2004 of HK$0.01 per Share in cash;

   (b) to allot and issue new Shares upon exercise of the subscription rights attaching to the Warrants or any of them, such new Shares shall rank pari passu in all respects with the then existing issued Shares; and

   (c) to do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangements."

2. THAT the waiver pursuant to Note 1 on the Notes dispensation of Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") waiving any obligation on the part of Mr. Lau Tak Wan, the controlling shareholder and director of the Company, to make a mandatory general offer for all the issued shares in the capital of the Company not already owned by him or parties acting in concert with him which would otherwise arise under Rule 26.1 of the Takeovers Code as a result of Mr. Lau Tak Wan and/or his concert parties exercising their respective subscription rights under the Warrants be and is hereby approved."

By order of the Board of
Daiwa Associate Holdings Limited
Lau Tak Wan
President

Hong Kong, 6 January 2005

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Notes:

1. A member entitled to attend and vote at the SGM is entitled to appoint a proxy or proxies to attend and vote on his behalf. A proxy need not be a member of the Company. Completion and return of a form of proxy will not preclude a member from attending and voting in person at the meeting.
2. In order to be valid, a form of proxy together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the office of the Company's branch registrar in Hong Kong, Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or poll (as the case may be).
3. In the case of joint holders, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register.
4. Pursuant to Bye-law 69 of the Company, at any general meeting a resolution put to vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by:
   (i) the chairman;
   (ii) at least 3 members present in person or by proxy or authorized representative for the time being entitled to vote at the meeting;
   (iii) any member or members present in person or by proxy or authorized representative and holding between them not less than one-tenth of the total voting rights of all the members having the right at attend and vote at the meeting; or
   (iv) any member or members present in person or by proxy or authorized representative and holding shares in the Company conferring a right to attend and vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against that resolution.

交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何
明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致
損失承擔任何責任。

DAIWA
DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1037)

中期股息(可選擇認股權證方案)
及
清洗豁免

台和商事控股有限公司之財務顧問



ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

委任獨立財務顧問

已委任滙盈融資有限公司為獨立財務顧問，就清洗豁免向本公司之獨立董事委
獨立股東提供建議。

**證方案須待若干條件達成後，方可作實。因此，認股權證會否進行實屬未知之
此，股東及準投資者於買賣股份時務須審慎行事，如對自身處境有任何疑問，
詢專業顧問之意見。**

本公司於二零零四年十二月十六日發表之公佈(「該公佈」)。除非文義另有所指，
所用詞彙與該公佈所界定者具備相同涵義。

立財務顧問

已委任滙盈融資有限公司為獨立財務顧問，就清洗豁免向本公司之獨立董事委員
立股東提供建議。

**證方案須待若干條件達成後，方可作實。因此，認股權證會否進行實屬未知之數。
股東及準投資者於買賣股份時務須審慎行事，如對自身處境有任何疑問，務請徵
顧問之意見。**

佈日，本公司董事會由執行董事劉得還先生、尹楚輝先生、麥漢佳先生及陳婉薇
以及獨立非執行董事畢滌凡先生、蔡毓潘先生及廖毅榮先生組成。

承董事會命
總裁
劉得還

二零零四年十二月二十八日

願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢
，就彼等所知，本公佈所表達意見乃經審慎周詳考慮方達致，且本公佈並無遺漏
他事實，致使本公佈任何內容有所誤導。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DAIWA
DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE AND WHITEWASH WAIVER

Financial Adviser to Daiwa Associate Holdings Limited



ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED
卓亞(企業融資)有限公司

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

VC Capital Limited has been appointed by the Company to act as the independent financial adviser to advise the independent board committee and the independent shareholders of the Company in respect of the Whitewash Waiver.

The Warrant Alternative is subject to conditions being fulfilled. Accordingly, the Warrant Alternative may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

Reference is made to the announcement of the Company dated 16 December 2004 (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context requires otherwise.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

VC Capital Limited has been appointed by the Company to act as the independent financial adviser to advise the independent board committee and the independent shareholders of the Company in respect to the Whitewash Waiver.

The Warrant Alternative is subject to the conditions being fulfilled. Accordingly, the Warrant Alternative may or may not proceed. Shareholders and potential investors should therefore exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors, Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

By order of the Board
Lau Tak Wan
President

Hong Kong, 28 December 2004

The Directors jointly and severally accept fully responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE AND WHITEWASH WAIVER

Financial adviser to Daiwa Associate Holdings Limited


ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED

RESULTS OF THE SPECIAL GENERAL MEETING

At the SGM held on 25 January 2005, (i) the ordinary resolution proposed to approve (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights was duly passed by the Shareholders; and (ii) the ordinary resolution proposed to approve the Whitewash Waiver was duly passed by the Independent Shareholders. All resolutions were voted by way of a poll at the SGM.

Shareholders and potential investors should exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

Reference is made to the circular of the Company dated 6 January 2005 (the "Circular"). Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

SPECIAL GENERAL MEETING

At the SGM held on 25 January 2005, (i) the ordinary resolution proposed to approve (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights was duly passed by the Shareholders; and (ii) the ordinary resolution proposed to approve the Whitewash Waiver was duly passed by the Independent Shareholders. All resolutions were voted by way of a poll at the SGM. Abacus Share Registrars Limited, Hong Kong branch share registrar of the Company, was appointed as the scrutineer for the votes taking at the SGM.

Resolution approving (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights

No Shareholder was required to abstain from voting on the resolution approving (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights. There is no Share entitling the holder to attend and vote only against this resolution at the SGM. Accordingly, the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution in relation to (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights was 264,682,666 Shares, representing 100% of the existing issued share capital of the Company.

Nineteen Shareholders holding, in aggregate, 166,256,661 Shares, representing approximately 62.81% of the existing issued share capital of the Company, were present and voting either in person or by proxy on the ordinary resolution approving (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights. The voting result was as follows:

	For			Against		
	Number of Shareholders	*Number of Shares*	%	*Number of Shareholders*	*Number of Shares*	%
Ordinary resolution in relation to (a) the Warrant Alternative and (b) the issue of the Warrants and the new Shares falling to be issued pursuant to the exercise of the Subscription Rights	19	166,256,661	100%	—	—	—

As more than 50% of the votes were cast in favour of the above ordinary resolution, such ordinary resolution was duly passed at the SGM.

Resolution approving the Whitewash Waiver

Mr. Lau, Ms. Chan, Mr. Yuen and their associates and any parties acting in concert with them holding, in aggregate, 125,948,061 Shares, representing approximately 47.59% of the existing issued share capital of the Company, are required to and had abstained from voting on the resolution approving the Whitewash Waiver. There is no share in the Company entitling the holder to attend and vote only against this resolution at the SGM. Accordingly, the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution in relation to the Whitewash Waiver was 138,734,605 Shares, representing approximately 52.41% of the existing issued share capital of the Company.

Fourteen Independent Shareholders holding, in aggregate, 40,308,600 Shares, representing approximately 15.23% of the existing issued share capital of the Company and approximately 29.05% of the Shareholders who are eligible to vote, were present and voting either in person or by proxy on the ordinary resolution approving the Whitewash Waiver at the SGM. The voting result was as follows:

	For			Against		
	Number of Shareholders	*Number of Shares*	%	*Number of Shareholders*	*Number of Shares*	%
Ordinary resolution in relation to the Whitewash Waiver	14	40,308,600	100%	—	—	—

As more than 50% of the votes were cast in favour of the above ordinary resolution, such ordinary resolution was duly passed at the SGM.

As at the date of this announcement, all the conditions of the Warrant Alternative have been fulfilled.

FORM OF ELECTION

The Form of Election was sent to the Qualifying Shareholders on 25 January 2005.

No action is required if you wish to receive the Interim Dividend entirely in cash.

If you elect to receive the Interim Dividend wholly in Warrants or partly in Warrants and the balance in cash, you must complete the Form of Election in accordance with the instructions printed thereon and lodge it to the Registrar at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00p.m. on Wednesday, 16 February 2005. No acknowledgement of receipt of the Form of Election will be issued.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company immediately before and after exercise of the Subscription Rights are as follows:

	Existing		Immediately following full exercise of the Subscription Rights (assuming all Shareholders elect *to receive Warrants)*		Immediately following full exercise of the Subscription Rights (assuming only Mr. Lau and parties acting in concert with him elect *to receive Warrants)*	
	Shares	%	Shares	%	Shares	%
Mr. Lau and Ms. Chan	112,828,062 *(Note 1)*	42.63%	135,393,673	42.63%	135,393,673	46.71%
Mr. Yuen	13,119,999 *(Note 2)*	4.96%	15,743,998	4.96%	15,743,998	5.43%
Subtotal — Mr. Lau and parties acting in concert with him	125,948,061	47.59%	151,137,671	47.59%	151,137,671	52.14%
Public Shareholders	138,734,605	52.41%	166,481,528	52.41%	138,734,605	47.86%
Total	264,682,666	100.00%	317,619,199	100.00%	289,872,276	100.00%

Notes:

1. Out of these Shares, (i) 2,666,666 Shares are individually owned by Mr. Lau; (ii) 833,332 Shares are individually owned by Ms. Chan; (iii) 2,520,000 Shares are jointly held by Mr. Lau and Ms. Chan; (iv) 46,868,832 Shares are owned by China Capital Holdings Investment Limited, a company 60% owned by Mr. Lau and 40% by Ms. Chan; and (v) the remaining 59,939,232 Shares are owned by Smartco United Limited, a company owned as to 89.10% by Mr. Lau, as to 2.24% by Mr. Yuen, as to 0.67% by Mr. Patrick Lee, as to 3.33% by Mr. Albert Poon and as to 4.66% by Ms. Wong Yuk Ying. Under the Listing Rules, Mr. Patrick Lee, Mr. Albert Poon and Ms. Wong Yuk Ying are independent third parties who are not connected persons (as defined in the Listing Rules) of the Company. Mr. Yuen, Mr. Patrick Lee, Mr. Albert Poon and Ms. Wong Yuk Ying are considered as parties acting in concert with Mr. Lau under the Takeovers Code. The directors of China Capital Holdings Investment Limited and Smartco United Limited are Mr. Lau and Ms. Chan.
2. Mr. Yuen is personally interested in 3,332 Shares whereas the remaining 13,116,667 Shares are owned by Cyber Concept Limited, a company wholly owned by Mr. Yuen.

Mr. Lau and parties acting in concert with him intend to elect to receive the Interim Dividend in form of Warrants, representing a total of 25,189,610 Warrants.

GENERAL

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen-Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

Shareholders and potential investors should exercise caution when dealing in the Shares and if they are in any doubt about their position, they are recommended to consult their professional advisers.

By order of the Board
Lau Tak Wan
President

Hong Kong, 25 January 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

INTERIM DIVIDEND WITH WARRANT ALTERNATIVE AND WHITEWASH WAIVER

Financial adviser to Daiwa Associate Holdings Limited


ASIAN CAPITAL
(CORPORATE FINANCE) LIMITED

RESULTS OF THE WARRANT ALTERNATIVE

The Directors are pleased to announce that the Warrant Alternative closed at 4:00p.m. on Wednesday, 16 February 2005.

27 valid Forms of Election have been received for a total of 28,843,209 Warrants, which represents approximately 54.49% of the total Warrants available for election. Such elections include a total of 25,189,610 Warrants elected to be received by Mr. Lau and parties acting in concert with him which represent approximately 87.33% of the total Warrants being elected to be received by the Qualifying Shareholders.

Reference is made to the circular of the Company dated 6 January 2005 (the "Circular") in relation to the Interim Dividend with Warrant Alternative and the Whitewash Waiver. Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circular.

RESULTS OF THE WARRANT ALTERNATIVE

The Directors announce that the Warrant Alternative closed at 4:00p.m. on Wednesday, 16 February 2005. 27 valid Forms of Election have been received for a total of 28,843,209 Warrants, which represents approximately 54.49% of the total Warrants available for election. Such elections include a total of 25,189,610 Warrants elected to be received by Mr. Lau and parties acting in concert with him which represent approximately 87.33% of the total Warrants being elected to be received by the Qualifying Shareholders.

The remaining Qualifying Shareholders who did not elect to receive Warrants are, in aggregate, interested in 120,466,604 Shares, representing approximately 45.51% of the total issued share capital of the Company as at the Record Date and the date of this announcement, will receive their Interim Dividend entitlements in form of cash. Total cash dividend to be payable to these Qualifying Shareholders are approximately HK$1,204,666.

SUBSCRIPTION PRICE AND SUBSCRIPTION PERIOD

Each Warrant will entitle the holder thereof to subscribe in cash for one Share at the initial subscription price of HK$0.50, subject to adjustment, at any time during the three year period which will commence on Friday, 25 February 2005 and end on Sunday, 24 February 2008 (both days inclusive).

SHARES TO BE ISSUED UPON EXERCISE ON THE SUBSCRIPTION RIGHTS

Full exercise of the Subscription Rights attaching to the 28,843,209 Warrants elected to be received by the Qualifying Shareholders will result in the issue of a total of 28,843,209 new Shares, representing approximately 10.90% of the total issued share capital of the Company as at the Record Date and the date of this announcement and approximately 9.83% of the enlarged issued share capital of the Company after the issue of such new Shares.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company immediately before and after exercise of the Subscription Rights are as follows:

	Immediately before the full exercise of the Subscription Rights		Immediately following full exercise of the Subscription Rights	
	Shares	%	*Shares*	%
Mr. Lau and Ms. Chan	112,828,062 *(Note 1)*	42.63%	135,393,673	46.13%
Mr. Yuen	13,119,999 *(Note 2)*	4.96%	15,743,998	5.36%
Subtotal — Mr. Lau and parties acting in concert with him	125,948,061	47.59%	151,137,671	51.49%
Public Shareholders	138,734,605	52.41%	142,388,204	48.51%
Total	264,682,666	100.00%	293,525,875	100.00%

Notes:

1. Out of these Shares, (i) 2,666,666 Shares are individually owned by Mr. Lau; (ii) 833,332 Shares are individually owned by Ms. Chan; (iii) 2,520,000 Shares are jointly held by Mr. Lau and Ms. Chan; (iv) 46,868,832 Shares are owned by China Capital Holdings Investment Limited, a company 60% owned by Mr. Lau and 40% by Ms. Chan; and (v) the remaining 59,939,232 Shares are owned by Smarteo United Limited, a company owned as to 89.10% by Mr. Lau, as to 2.24% by Mr. Yuen, as to 0.67% by Mr. Patrick Lee, as to 3.33% by Mr. Albert Poon and as to 4.66% by Ms. Wong Yuk Ying. Under the Listing Rules, Mr. Patrick Lee, Mr. Albert Poon and Ms. Wong Yuk Ying are independent third parties who are not connected persons (as defined in the Listing Rules) of the Company. Mr. Yuen, Mr. Patrick Lee, Mr. Albert Poon and Ms. Wong Yuk Ying are considered as parties acting in concert with Mr. Lau under the Takeovers Code.
2. Mr. Yuen is personally interested in 3,332 Shares whereas the remaining 13,116,667 Shares are owned by Cyber Concept Limited, a company wholly owned by Mr. Yuen.

Under Rule 26 of the Takeovers Code, the exercise in full of the Subscription Rights by Mr. Lau, either alone or together with parties acting in concert with him, may trigger a mandatory general offer to be made by Mr. Lau for all the Shares in issue other than those already owned or agreed to be acquired by Mr. Lau and/or parties acting in concert with him.

An application has been made by Mr. Lau to the Executive for the Whitewash Waiver in connection with the exercise by any of them the Subscription Rights pursuant to Note 1 to Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver has been granted by the Executive.

DESPATCH OF WARRANTS CERTIFICATES AND CHEQUES FOR CASH INTERIM DIVIDEND

It is expected that Warrants certificates and the cheques for cash Interim Dividend will be despatched to those entitled thereto at their own risk by ordinary post on Wednesday, 23 February 2005.

GENERAL

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 1037)

Change of Company Secretary and Authorized Representative

The board of directors (the "Board") of Daiwa Associate Holdings Limited (the "Company") hereby announces that Mr Ho Chui Sing, Derek is assigned other job duties within the Group and resigned as Company Secretary and Authorized Representative with effect from 1 April 2005. The Board confirms that there is no matter in relation to Mr Ho's resignation that needs to be brought to the attention of shareholders of the Company.

The Board also announces that Ms Leung Lai Ming has been appointed as the Company Secretary and Authorized Representative of the Company with effect from 1 April 2005.

By Order of the Board
Daiwa Associate Holdings Limited
LAU Tak Wan
President

Hong Kong, 31 March 2005

As at date of this announcement, the Board comprises of Mr Lau Tak Wan, Ms Chan Yuen Mei, Pinky, Mr Wan Chor Fai and Mr Mak Hoi Kai, Stanly being the executive directors and Mr Barry John Buttifant, Mr Choi Yuk Fan and Mr Liu Ngai Wing being the non-executive directors.

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司

(於百慕達註冊成立之有限公司)
(股份代號：1037)

更改公司秘書及授權代表

台和商事控股有限公司(「本公司」)董事會謹此宣佈，何聚聲先生因需處理集團的其他工作事務，已辭任本公司之公司秘書及授權代表之職務，由二零零五年四月一日起生效。董事會確認，概無任何其他事項就何先生之辭任需要通知本公司股東。

董事會亦宣佈梁麗明小姐已由二零零五年四月一日獲委任為本公司之公司秘書及授權代表。

承董事會命
台和商事控股有限公司
總裁
劉得還

香港，二零零五年三月三十一日